Exhibit 99.1

PRESS RELEASE

SMX’s Subsidiary trueGold Extends its Commercial Activity to a

New Application Beyond Gold Bars and Coins to

Watches and Jewelry.

●	trueGold has a valuation of approximately US$40 million based on its last financing round.
●	trueGold invisibly ‘marks’ the gold with a durable marker, that will allow the physical gold to have a complete and transparent memory of its journey from mine-to-marketplace, to recycle and reuse.
●	trueGold is offering the luxury watch and jewelry industry a state-of-the-art solution to authenticate, verify and certify the provenance of their Brand’s finish products via a non-destructive method in real time.
●	The patent that is filed by SMX on behalf of trueGold is an extension of the Security Feature that is recognized by the LBMA (London Bullion Market Association) to tangibly demonstrate the gold industry’s commitment to responsible mining, ethical sourcing, recycling, and environmental and social responsibilities in a transparent, credible, and measurable way. In addition to gold bars and gold coins, the application is now extended to gold watches and jewelry products.

NEW YORK, May 23, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce that trueGold Consortium Pty Ltd., a 44.4% subsidiary of the Company, is extending its authentication, certification and verification tech solutions beyond gold bars and coins to gold watches and jewelry.

trueGold invisibly ‘marks’ the gold with a durable marker, that will allow the physical gold to have a complete and transparent memory of its journey from mine-to-marketplace, to recycle and reuse. Enabling an ethical gold supply chain assurance, to tangibly authenticate and provide irrefutable proof of the origination of gold for credible ESG reporting in real time.

trueGold is now offering the luxury watch and jewelry industry a state-of-the-art solution to authenticate, verify and certify the provenance of their Brand’s finish products via a non-destructive method in real time.

It has been widely reported that the luxury industry is currently facing challenges with the prevalence of counterfeit products being sold online and managing the growing demand in the second-hand market. In addition, trueGold believes that many customers are expecting a higher level of after-sales service enhanced by technological and digital platforms.

trueGold is enabling these watch and jewelry brands to tackle these challenges directly, by embedding into their products a memory of its origination via an invisible durable marker. Hence, the Brands would use a unique patented reader to detect the marker embedded within the watch or jewelry piece to identify its origination and supply chain data. Linking tangibly the individual watch or jewelry item to its digital twin, that is recorded and protected by the digital blockchain platform.

The trueGold technological solution is a drop-in process and can be deployed at any location along the supply chain. Therefore, it will allow Brands to embed the durable markers in new product models as well as retrospectively mark older models that enter into their repair and service centers. Providing a superior certification and authentication service that is not easily replicated, is irrefutable and not paper based.

The Brands will be able to accurately authenticate their products, provide an efficient after sales service with access to accurate data, have a complete inventory recorded on the blockchain, and potentially offer their clients the ability to ‘trade-in’ the older models, with the secure knowledge that the item is genuine.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

The patent that is filed by SMX on behalf of trueGold is an extension of the Security Feature that is recognized by the LBMA (London Bullion Market Association) to tangibly demonstrate the gold industry’s commitment to responsible mining, ethical sourcing, recycling, and environmental and social responsibilities in a transparent, credible, and measurable way. In addition to gold bars and gold coins, the application is now extended to watches and jewelry products.

With a valuation of approximately US$40million based on its last financing round, and a Board of Directors led by Hugh Morgan AC, that is supported by industry veterans like Grant Angwin (former president of Asahi Refining NA & ex-Chair of LBMA), and strategic partners such as Ava Global Logistics and The Perth Mint, trueGold is well position to offer its technological offerings from gold miners and refiners to end product manufacturers.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About trueGold

trueGold uses the SMX tech applications that offer an advanced next-generation technology that can invisibly mark and store multiple data at a molecular level, in solids, liquids, or gas; as well as its blockchain digital platform.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3